

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2025

Gregory Zikos
Chief Financial Officer
Costamare Inc.
7 Rue du Gabian
MC 98000 Monaco

      Re: Costamare Inc.
          Form 20-F for the Fiscal Year ended December 31, 2024
          Filed February 20, 2025
          File No. 001-34934

Dear Gregory Zikos:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Energy & Transportation